Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2006	Three months ended September 30, 2006	Year Ended December 31,
			2005	2004	2003	2002	2001
			($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$3,253	$1,548	$4,502	$3,357	$1,965	$89	$(121)
Undistributed income (loss) of investees accounted for under the equity method	132	59	306	116	94	(37)	29
Interest capitalized	—	—	—	—	—	8	6

Adjusted earnings	3,121	1,489	4,196	3,241	1,871	118	(156)

Add fixed charges:
Interest credited to policyholders' account balances	2,123	918	2,699	2,359	1,857	1,869	1,826
Gross interest expense(1)	854	302	775	492	403	435	653
Interest component of rental expense	44	15	64	66	103	150	173

Total fixed charges	3,021	1,235	3,538	2,917	2,363	2,454	2,652

Total earnings plus fixed charges	$6,142	$2,724	$7,734	$6,158	$4,234	$2,572	$2,496

Ratio of earnings to fixed charges(2)	2.03	2.21	2.19	2.11	1.79	1.05	—

(1)	Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.
(2)	Due to the Company's loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.